UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)*

PYR Energy Corporation

(Name of Subject Company)
PYR Energy Corporation

(Names of Persons Filing Statement)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
693677106

(CUSIP Number of Class of Securities)

Kenneth R. Berry Jr.
PYR Energy Corporation
1675 Broadway, Suite 2450
Denver, Colorado 80202
(303) 825-3748

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Alan Talesnick, Esq.
Lloyd H. Spencer, Esq.
Patton Boggs LLP
1801 California Street
Suite 4900
Denver, Colorado 80202

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Items 2, 3, 4, 7 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by PYR Energy Corporation (“PYR Energy” or the “Company”) on April 11, 2007, and subsequently amended, and to add additional exhibits to Item 9 and amend the exhibit list accordingly.

Item 2.	Identity and Background of Filing Person

Item 2 is hereby amended and supplemented by the addition of the following information:

Revised Tender Offer

On April 23, 2007, PYR Energy issued a press release that the Company, Samson Investment Company (“Samson”) and Samson Acquisition Corp., a wholly owned subsidiary of Samson (“Acquisition Corp.”) entered into an Agreement and Plan of Merger, dated April 23, 2007 (the “Merger Agreement”). The press release also announced that, pursuant to the Merger Agreement, Samson and Acquisition Corp. will revise their outstanding tender offer (the “Revised Offer”) for all shares of PYR Energy common stock (together with the associated preferred stock purchase rights) to a purchase price of $1.30 per share. On April 30, 2007, Samson and Acquisition Corp. filed an amendment to their Tender Offer Statement on Schedule TO reflecting the terms of the Revised Offer, which amendment included their supplement to the offer to purchase reflecting the Revised Offer as exhibit (a)(14) (the “Revised Offer to Purchase”).

The Revised Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that, among other things, following consummation of the Revised Offer and subject to other conditions contained in the Merger Agreement, including the approval and adoption of the Merger by the Company’s stockholders if required by Maryland law, Acquisition Corp. will be merged with and into the Company (the “Merger”) and each outstanding share of PYR Energy common stock (and the associated preferred stock purchase rights) not tendered and purchased pursuant to the Revised Offer (other than shares held by the Company, Samson, Acquisition Corp. or stockholders who properly perfect appraisal rights under Maryland law, if available) will be converted into the right to receive the cash price per share paid in the tender offer, net to the stockholder in cash, without interest. Upon the Effective Time of the Merger (the “Effective Time”), the Company will become a wholly owned subsidiary of Samson. The terms of the Merger Agreement are described in greater detail in Item 3 below and in Section 9 entitled “The Merger Agreement” in the Revised Offer to Purchase, which is being mailed to Company stockholders together with this Schedule 14D-9.

The expiration date of the Revised Offer is midnight, New York City time, on Thursday, May 24, 2007, subject to extension in certain limited circumstances as required or permitted under the Merger Agreement. Also, Samson and Acquisition Corp. may elect to conduct a subsequent offering period of between three and 20 business days after the expiration of the Revised Offer. During the subsequent offering period, if Samson and Acquisition Corp. elect to provide one, shares of PYR Energy common stock (and the associated preferred stock purchase rights) not tendered and purchased prior to the expiration of the Revised Offer may be tendered to Acquisition Corp. for the same consideration paid in the Revised Offer.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby amended and supplemented by the addition of the following information:

Except (a) as described or incorporated by reference in this Schedule 14D-9, as amended, (b) as described or incorporated by reference in the Information Statement pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended, attached as Annex A (and filed as exhibit (e)(8) to this Schedule 14D-9) and incorporated herein by this reference, or (c) as set forth in the excerpts from the Company’s Definitive Proxy Statement dated May 16, 2006 filed as exhibit (e)(1) to this Schedule 14D-9 and incorporated by reference herein, to the knowledge of the Company, as of the date of this Schedule 14D-9 there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Samson or Acquisition Corp. or their respective executive officers, directors or affiliates.

(a)	Arrangements with Current Executive Officers and Directors of the Company

The Company’s executive officers have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters described in Item 4 below, in approving the Revised Offer, the Merger and the Merger Agreement and in making the recommendations in Item 4 below.

Severance Compensation

Consummation of the Revised Offer will constitute a change in control of the Company under the Change of Control Severance Agreements entered into with each of the executive officers, each as in effect on the date of the Merger Agreement, which will entitle those officers to certain severance and related benefits. All of the severance and other benefits in favor of the Company’s executive officers previously have been disclosed in prior amendments and exhibits to this Schedule 14D-9, and are summarized in the section entitled “Employment Contracts and Termination of Employment and Change-in-Control Arrangements” in the Information Statement attached as Annex A (and filed as exhibit (e)(8) to this Schedule 14D-9) and incorporated herein by this reference.

Indemnification and Insurance

Pursuant to the Merger Agreement, Samson has agreed to, or cause the surviving corporation in the Merger (the “Surviving Corporation”) to, indemnify the Company’s directors and officers with respect to acts or omissions by them in their capacities as such prior to the Effective Time to the fullest extent required by the Company’s Charter or Bylaws in effect as of the date of the Merger Agreement and permitted under applicable law.

The Merger Agreement further provides that through the sixth anniversary of the Effective Time, subject to specified exceptions, Samson will, or will cause the Surviving Corporation to, maintain in effect, for the benefit of the Company’s directors and officers that are insured under the Company’s current directors’ and officers’ liability insurance policy in effect as of the date of the Merger Agreement (the “D&O Insurance Policy”), the current level and scope of directors’ and officers’ liability insurance coverage as set forth in the D&O Insurance Policy; provided, however, that in no event shall Samson be required to expend an aggregate amount in excess of 150% of the annual premium currently payable by the Company with respect to the D&O Insurance Policy. The Merger Agreement provides further that, alternatively, Samson may purchase a “tail” insurance policy on the D&O Insurance Policy covering a period of six years from the Effective Time; provided that the aggregate amount of such tail policy is less than 150% of the annual premium currently payable by the Company with respect to the D&O Insurance Policy.

Acceleration of Option Vesting; Purchase of Options

Pursuant to the Merger Agreement, each option to purchase Common Stock (a “Company Option”) outstanding as of the date of the Merger Agreement will become fully vested and exercisable in full at such time as the Company provides the holders with notice that such Company Option is exercisable in full. Company Options that have not been exercised or otherwise terminated and are outstanding immediately prior to the consummation of the Merger will, upon consummation of the Merger, be converted into the right to receive a cash payment equal to the difference between $1.30 and the exercise price per share of the Company Option, multiplied by the number of shares underlying each such Company Option.

(b)	Arrangements with Samson and Acquisition Corp.

Merger Agreement

A summary of the Merger Agreement is contained in Section 9 entitled “The Merger Agreement” in the Revised Offer to Purchase, which is being mailed to Company stockholders together with this Schedule 14D-9. The summary of the Merger Agreement contained in the Revised Offer to Purchase summary is incorporated herein by this reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by this reference.

Item 4.	The Solicitation or Recommendation

Item 4 is hereby amended and supplemented by the addition of the following information:

(a)	Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Merger Agreement (including the terms and conditions of the Revised Offer and the Merger), and including consideration of the fairness opinion delivered orally by C.K. Cooper & Company (“CK Cooper”), with the Company’s legal and financial advisors, the full Board of Directors determined at a meeting on April 23, 2007, that the terms of the Revised Offer, the Merger and the Merger Agreement are in the best interests of the Company’s stockholders, and unanimously approved and declared advisable the Revised Offer, the Merger and the Merger Agreement and recommended the Merger and Merger Agreement to stockholders for their approval.

Accordingly, the Board of Directors recommends that the Company’s stockholders accept the Revised Offer, tender their shares to Acquisition Corp. for purchase pursuant to the Revised Offer and, if required by applicable Maryland law, approve and adopt the Merger.

A letter from the Company to the PYR Energy stockholders announcing the Merger Agreement and communicating the recommendation of the Board of Directors is filed as exhibit (a)(3) to this Schedule 14D-9, and is incorporated herein by this reference.

(b)	Background and Reasons for the Recommendation

Background

The Company is a co-owner in certain producing gas wells, drilling wells, oil and gas minerals, leasehold and related properties operated by Samson, through its subsidiary, Samson Lone Star Limited Partnership (“Lone Star”), including a producing gas well located in Jefferson County, Texas named the Sun Fee GU#1 ST well. The Company has been in litigation with Lone Star in connection with this well concerning, among other things, Lone Star’s pooling of certain lands into the production unit and the corresponding reduction in the Company’s working interest.

On January 29, 2007, in a letter to Mr. Kenneth R. Berry, Jr. the Chief Executive Officer of the Company, and the Board of Directors, from Mr. C. Philip Tholen, Executive Vice President of Samson, Samson proposed to acquire one hundred percent (100%) of the common stock of the Company at $1.23 per share.

On January 29, 2007, Samson also amended its Schedule 13D stating its intention to acquire control of the Company and attaching the January 29th letter.

On January 29 and 30, 2007, the Board of Directors met with the Company’s management and its legal advisors. It was discussed that several companies other than Samson had either met directly with management or discussed their interest in a possible transaction with the Company. The Board decided that the Company would continue discussions with Samson regarding the status of various matters, and continue to discuss and consider the Samson offer. Legal counsel summarized a proposed draft of the rights agreement and the steps necessary to implement a shareholder rights plan. The Board discussed the proposed shareholder rights plan, which previously had been discussed by the Board members, with legal counsel and voted to adopt the rights agreement as proposed.

On January 31, 2007, the Company issued a press release announcing the Company’s adoption of its Rights Agreement.

On January 31, 2007, Mr. Kilpatrick, the Chairman of the Board of PYR Energy, spoke with Mr. Tholen with regard to Samson’s January 29th letter. Mr. Tholen re-emphasized Samson’s interest in acquiring the Company. Mr. Kilpatrick expressed his willingness to consider any transaction that would maximize stockholder value and further indicated that the Company had received overtures from other interested parties in addition to Samson.

Mr. Kilpatrick asked Mr. Tholen to provide information to the Company related to the Nome area located in Jefferson County, Texas, which is operated by Samson, in order to assist the Company in its valuation process.

On February 1, 2007, Mr. Tholen spoke by telephone with Mr. Kilpatrick and discussed PYR Energy’s request for information from Samson on the properties in Jefferson County, Texas as well as the Company providing information to Samson related to the Company’s other properties outside of the Nome area in order to allow Samson the opportunity to conduct a more detailed valuation of those interests.

On February 4, 2007, the Board of Directors met and subsequently reconvened on February 5th and the Board was joined by the Company’s management and legal counsel on February 5th. The Board again discussed that several companies other than Samson had either met directly with management or discussed their interest in a possible transaction with the Company. On February 5th, the Board met with a representative of one of these companies (“Company A”) and discussed a possible transaction with the Company. The Board discussed various issues related to determining a value for certain oil and gas properties of the Company. The Board continued to evaluate the Samson $1.23 per share offer. The Board decided to meet again with Samson and to move forward in selecting a financial advisor.

On February 6, 2007, Mr. Kilpatrick advised Mr. Tholen that there had been some material developments regarding the Company that would be announced shortly by press release, and that he would speak to Mr. Tholen further after the announcement. Mr. Kilpatrick also indicated that the Company would be unable to enter into the confidentiality agreement proposed by Samson.

On February 7, 2007, the Company issued a press release announcing various operational updates. The press release further advised that the Company was reviewing the acquisition proposal submitted by Samson, together with its overall review of the Company’s properties, operations and opportunities, in order to pursue the best interests of the Company’s stockholders, and that as part of that process, the Company’s directors intended to participate in a meeting with Samson to discuss Samson’s proposal.

On February 14, 2007, Mr. Kilpatrick advised Mr. Tholen by telephone that the Company had engaged CK Cooper as its financial advisor to assist the Company’s board of directors in the evaluation of Samson’s acquisition proposal, as well as offers submitted by other parties. Also on February 14, 2007, the Company issued a press release announcing the retention of C.K. Cooper as the Company’s financial advisor to assist in the evaluation of unsolicited offers and other strategic alternatives designed to enhance stockholder value, which may involve PYR Energy remaining an independent public company.

During the period following its engagement, CK Cooper undertook a review of the assets of the Company, as well as correspondence from parties that had expressed interest in either a joint venture, asset transaction or other form of business combination with the Company. In all, CK Cooper reviewed preliminary interest from 16 separate parties.

On February 21, 2007, Samson and the Company met at the offices of CK Cooper in Irvine, California. Participating in the meeting on behalf of Samson were Mr. Tholen, Mr. Dudley Viles, Executive Vice President of Samson Resources Company, a subsidiary of Samson, and Mr. Richard Koenig, Senior Landman of Samson, and on behalf of the Company were Mr. Kilpatrick and Mr. Bryce Rhodes, a Company director, and Mr. Alex Montano, Managing Director, Corporate Finance Group of CK Cooper. At this meeting, the Company indicated that it was considering a reverse merger transaction with another party that, in conjunction with the sale of its Jefferson County properties to Samson for cash, would result in a change of control of the Company. In light of that proposal, Mr. Kilpatrick indicated that the Company’s principal interest would be in discussing the sale of the Company’s Jefferson County, Texas properties to Samson, and accordingly requested that Samson consider submission of an offer for only those properties.

On February 26, 2007, the Company received a proposal from Samson to acquire only the Company’s Jefferson County, Texas properties for aggregate consideration consisting of $21 million in cash, plus the 3,689,200 shares of Company common stock owned by Samson. Samson further clarified its proposal via emails to CK Cooper on March 2 and 5, 2007.

On March 12, 2007, the Board of Directors met with the Company’s management and its legal and financial advisors. The Board’s legal advisors gave a brief legal update, including discussion of the March 9th hearing in connection with the Samson litigation. The Board also discussed the Company’s valuation, along with the status of existing offers including a proposal received by the Board from Company A.

On March 16, 2007, Mr. Viles received a telephone call from Mr. Montano, of CK Cooper, to advise Samson that the Company’s preliminary conclusion was that Samson’s proposal was inadequate, but that the Company had not yet completed its valuation of the Jefferson County properties and that depending on the outcome of the valuation, the Company might ultimately decide that Samson’s original proposal was acceptable. Mr. Montano indicated that the Company would need another two weeks to complete its review.

During this period, the Board of Directors, along with its Financial Advisor, continued to evaluate other alternatives to enhance shareholder value. This evaluation included numerous meetings with several parties, data exchange with several parties and preliminary discussions on the nature of any proposed transaction.

On March 20, 2007, Samson delivered a letter to the Company’s Chief Executive Officer and Board of Directors notifying the Company of Samson’s intention to commence an all cash tender offer for all of the Company’s common stock at a purchase price of $1.21 per share. Contemporaneously with the delivery of the foregoing letter, Samson issued a press release announcing its intention to commence its tender offer.

On March 20, 2007, the Board of Directors met with the Company’s management and its financial advisors to discuss Samson’s March 20th letter and its intention to commence an unsolicited tender offer at a purchase price per share lower than the offer set forth in its January 29th letter. The Board also discussed the status of the Samson lawsuit, along with the status of other potential buyers of the Company, two of which came to the Company’s offices in Denver to review data and examine in depth the Companies prospects.

On March 22, 2007, the Board of Directors met with the Company’s management and its legal advisors to discuss Samson’s March 20th letter and its intention to commence an unsolicited tender offer. The Board’s legal counsel discussed the Company’s legal obligations in the event Samson commenced a tender offer. The Board also discussed the Company’s continuing efforts to value the various prospects owned by the Company as well as the status of its discussion with third parties regarding a possible transaction with the Company.

Samson and Acquisition Corp. commenced their tender offer on March 28, 2007.

On March 28, 2007, the Board of Directors met with the Company’s management and its legal advisors. The Board of Directors discussed the unsolicited tender offer commenced by Samson. Legal counsel summarized the Company’s legal obligations relating to the Samson tender offer. The Board also discussed the upcoming March 31st mediation meeting with Samson regarding the ongoing litigation.

On March 29, 2007 another interested party other than Samson came to the Company’s offices in Denver to review data and examine in depth the Company’s prospects.

On March 31, 2007, Samson, the Company and their respective legal counsel met at JAMS offices in Dallas, Texas for a court ordered mediation of the lawsuit filed by the Company on July 29, 2005 in the U.S. District Court for the Eastern District of Texas, Beaumont Division, against Lone Star and Samson Resources Company. In attendance at the mediation on behalf of Samson were Mr. Tholen, Mr. Viles, Mr. Daniel and Ms. Annabel Jones, internal Samson counsel, Mr. Richard Watt, outside litigation counsel to Samson, and Mr. Scott Cohen, outside corporate counsel to Samson, and on behalf of the Company were Mr. Berry, Mr. Dennis M. Swenson, a Company director, and Mr. Robert Thibault and Mr. Jesse R. Pierce, counsel to the Company. At the mediation, Samson renewed its offer to the Company, which was first made on February 26, 2007, to purchase the Company’s Jefferson County, Texas properties for aggregate consideration consisting of $21 million in cash, plus the 3,689,200 shares of Company common stock owned by Samson. The Company deemed the offer to be inadequate and declined.

On April 2, 2007, the Board of Directors met with the Company’s management and its legal and financial advisors. The Board of Directors discussed the unsolicited tender offer commenced by Samson and legal counsel summarized the effects of the Samson announcement of its intention to commence a tender offer and its commencement of the tender offer on the Company Rights Agreement. The Board discussed the effects summarized by legal counsel and decided that the Board needed additional time to properly evaluate Samson’s offer.

Accordingly, the Board decided to delay the “Distribution Date” that would otherwise result due to the actions of Samson. The Board also decided to a issue press release advising stockholders that it had received Samson’s tender offer and would evaluate and make a recommendation to stockholders at a later date. The Board discussed the Company’s valuation with its financial advisor. Furthermore, the Board discussed the current standing of preliminary discussions with other various groups, including one specific proposal that would have included a reverse merger with a private entity. These proposals were considered in light of the ongoing discussion with Samson.

On April 6, 2007, Mr. Viles received a telephone call from Mr. Montano, of CK Cooper, to notify Samson that the Company’s board of directors would like to meet with Samson to discuss an agreed upon transaction with Samson. On April 7 and April 8, 2007, Mr. Montano and Mr. Tholen spoke by telephone several times to discuss arrangements for the meeting between Samson and the Company on April 9, 2007.

On April 6, 2007, the Company received a written proposal from Company A wherein this party proposed a merger with the Company. The Board of Directors as well as the Financial Advisor considered the terms and opportunity presented.

On April 8, 2007, Mr. Swenson and Mr. Kilpatrick of the Board of Directors met with CK Cooper to review and discuss the valuations of the Company’s assets and to discuss the upcoming negotiations with Samson.

On April 9, 2007, another interested party other than Samson came to the Company’s offices in Denver to review data and examine in depth the Company’s prospects.

On April 9, 2007, Samson and the Company met at the offices of CK Cooper in Irvine, California. Participating in the meeting on behalf of Samson were Mr. Tholen, Mr. Viles, Mr. Koenig and Mr. Joe Lytle, Samson’s senior geologist, and on behalf of the Company were Mr. Kilpatrick, Mr. Rhodes, Mr. Swenson, Mr. Berry and Mr. Montano. At this meeting, Samson and the Company reached an agreement in principle pursuant to which Samson would make a revised tender offer for all of the outstanding shares of PYR Energy common stock at a purchase price of $1.30 per share in cash, subject to certain conditions, including the negotiation and execution of a definitive Merger Agreement.

On April 11, 2007, Samson and the Company issued a joint press release announcing the agreement in principle. In addition, on April 11, 2007, the Company filed with the Commission a Schedule 14D-9 announcing that the Company’s Board of Directors was unable to take a position on the Samson $1.21 per share tender offer, as then reflected in the Schedule TO. The Company’s Board of Directors stated that it had entered into discussions with Samson that resulted in an agreement in principle for a revised offer by Samson to purchase all of the outstanding shares of PYR Energy common stock for $1.30 per share in cash, subject to certain conditions, including the negotiation and execution of a definitive merger agreement and the receipt by the Company of a fairness opinion concerning the revised offer. Subject to a successful negotiation of a definitive merger agreement and the receipt of a fairness opinion from its financial advisor, the Company’s Board of Directors indicated that it would recommend that the Company’s stockholders accept a revised offer by Samson to purchase all of the outstanding shares of PYR Energy common stock for $1.30 per share in cash and, upon completion of negotiations with Samson, the Company stated it would file an amendment to its Schedule 14D-9 and provide the Company’s stockholders with the Board of Director’s recommendation. Also on April 11, 2007, Samson provided a proposed draft of the Merger Agreement to the Company.

From April 12, 2007 through, April 22, 2007, the Company, Samson and their respective representatives negotiated the terms and conditions of the proposed Merger Agreement.

In the evening on April 23, 2007, the Company’s Board of Directors met with the Company’s management and its legal and financial advisors to discuss the proposed Revised Offer, the Merger and the Merger Agreement, and the legal, financial and other considerations relevant thereto. The Company’s legal advisors presented a summary of the terms and conditions of the proposed Merger Agreement. CK Cooper, the Company’s financial advisor, reviewed with the Board financial aspects of the proposed Revised Offer and Merger, and CK Cooper rendered to the Board of Directors an oral opinion (which was confirmed by delivery of a separate written opinion dated April 23, 2007) to the effect that, as of April 23, 2007, the $1.30 per share cash consideration to be received in the Offer and the Merger by holders of PYR Energy common stock (other than Samson, Acquisition Corp. and their respective affiliates) was fair, from a financial point of view, to such holders.

After careful consideration, including consultation with the Company’s management and the Company’s legal and financial advisors, and taking into account the factors described under “Reasons for the Recommendation of the Board” below, the Board of Directors unanimously determined that the terms of the Revised Offer, the Merger and the Merger Agreement were in the best interests of the Company’s stockholders and approved and declared advisable the Revised Offer, the Merger and the Merger Agreement. The Board unanimously determined to recommend that the Company’s stockholders accept the Revised Offer, tender their shares to Acquisition Corp. pursuant to the Revised Offer and, if required by applicable Maryland law, approve and adopt the Merger Agreement. The Board of Directors also unanimously approved an amendment to the Rights Agreement rendering the Rights Agreement inapplicable to the Revised Offer, the Merger and the Merger Agreement. The amendment to the Rights Agreement was filed by the Company as an exhibit to a Current Report on Form 8-K filed April 24, 2007.

Subsequently, Samson advised that its Board of Directors had also approved the Merger Agreement, and the Company, Samson and Acquisition Corp. executed the Merger Agreement. Late in the evening on April 23, 2007, the Company issued a press release announcing the Revised Offer and the execution of the Merger Agreement. A copy of the Company’s press release is filed as exhibit (a)(2) to this Schedule 14D-9 and is incorporated herein by this reference.

Reasons for the Recommendation of the Board

In reaching the conclusion that the Revised Offer, the Merger and the Merger Agreement are in the best interests of the Company’s stockholders, and in making the recommendations described above, the Board of Directors consulted with the Company’s management and legal and financial advisors, and considered a number of reasons, including the following reasons:

•	the $1.30 Offer reflects:

•	a premium of approximately 38% over the Company’s closing price on January 26, 2007, the last trading day prior to the public announcement of Samson’s initial acquisition proposal

•	a premium of approximately 16% over the Company’s closing price on April 10, 2007, the last trading day prior to the announcement of the agreement in principle reached between the Company and Samson with respect to the Revised Offer. This premium, however incorporates the market already anticipating a higher value for the Company’s common equity thru multiple valuation affixations over a notable period such as a public unsolicited offer at a significant premium to the market, announcement of the engagement of a financial advisor to seek alternative options to increase shareholder value, and a tender offer at a significant premium to the market before the final $1.30 transaction was announced.

•	the Board believed that the Offer and the Merger are more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including remaining as a stand-alone entity. In this respect, the Board believed that Samson would be unlikely to be willing to pay a higher price than $1.30 per share.

•	the Board’s view, that there remained a risk that the continued unpredictability and uncertainty surrounding the Samson tender offer, the potential for a proxy contest (during which Samson might maintain or raise its $1.21 Offer, but was not likely to raise it to $1.30 or higher), and other risks and uncertainties relating to the industry and the Company’s business, could adversely affect the Company’s business, operations and performance, and thereafter there would be a risk that an acquisition might be concluded at a price lower than $1.30 per share.

•	the Board’s belief that the Company faces several risks and uncertainties in its efforts to increase stockholder value as an independent publicly traded company including (i) the risk of being able to raise capital to develop the Company’s geologic prospects; (ii) the Company’s ability to control the timing of the development of its investments due to the fact that the Company is not the operator of its largest oil and gas properties; and (iii) the high risk nature of the Company’s largest oil and gas properties in relation to the size of the Company and its access to the necessary resources to develop such properties;

•	the opinion of CK Cooper, dated April 23, 2007, as to the fairness, from a financial point of view and as of such date, of the $1.30 per share cash consideration to be received in the Offer and the Merger by holders of PYR Energy common stock (other than Samson, Acquisition Corp. and their respective affiliates). The full text of the written opinion of CK Cooper, which sets forth the assumptions made, matters considered and limitations on the review undertaken by CK Cooper, is attached hereto as Annex B and is filed as exhibit (a)(4) to this Schedule 14D-9, and is incorporated herein by reference. CK Cooper’s opinion is directed only to the fairness from a financial point of view of the $1.30 per share cash consideration to be received in the Revised Offer and the Merger by holders of PYR Energy common stock (other than Samson, Acquisition Corp. and their respective affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of PYR Energy common stock pursuant to the Revised Offer or as to any other actions to be taken by any stockholder in connection with the Revised Offer or the Merger. Holders of PYR Energy common stock are encouraged to read this opinion carefully in its entirety.

•	under the Merger Agreement, the obligations of Samson and Acquisition Corp. to consummate the Revised Offer and the Merger would be subject to a very limited number of conditions, with no financing condition.

•	the Board’s belief that entering into the Merger Agreement, which by its terms permits the Board to terminate the Merger Agreement to accept a “Superior Proposal” on payment of a $3 million fee to Samson, was unlikely to prevent any realistic opportunity for an acquisition of the Company on terms more favorable to those in the Merger Agreement;

•	the fact that the Offer provides for a cash tender offer for all common stock held by the Company’s stockholders to be followed by the Merger in which each share of PYR Energy common stock that is then outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares of PYR Energy common stock held by the Company, Samson, Acquisition Corp. or any other direct or indirect wholly-owned subsidiary of Samson, or by stockholders who properly perfect their appraisal rights under the MGCL, if available), which allows the Company’s stockholders to obtain the benefits of the Merger at the earliest possible time, providing such stockholders certainty of value for their shares.

The Board of Directors viewed the items above as specific reasons for determining that the Revised Offer, the Merger Agreement and the Merger are in the best interests of the Company stockholders, and for recommending that the stockholders of the Company accept the Revised Offer, tender their shares to Acquisition Corp. pursuant to the Revised Offer and, if required by applicable Maryland law, approve and adopt the Merger.

The PYR Energy Board of Directors also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

•	the fact that the nature of the Offer and the Merger as a cash transaction means that the Company’s stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

•	the fact that the Merger Agreement contains contractual restrictions on the conduct of the Company’s business prior to the completion of the transaction contemplated by the Merger Agreement, which may limit the Company’s ability to pursue business opportunities that it would otherwise pursue;

•	the fact that the Company could be required to pay a termination fee of $3 million in connection with the termination of the Merger Agreement under specified circumstances involving competing transactions or a change in the recommendation of the PYR Energy Board with respect to the transactions contemplated by the Merger Agreement;

•	the fact that an all cash transaction will be taxable to the Company’s stockholders for U.S. federal income tax purposes; and

•	the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs, and the perception of the Company’s continuing business could potentially result in a loss of customers, business partners and employees.

The PYR Energy Board of Directors believed that, overall, the potential benefits of the Offer and the Merger to the PYR Energy stockholders outweighed the risks of the Offer and the Merger.

The foregoing discussion of the information and factors considered and reasons cited by the Board of Directors is not meant to be exhaustive, but includes the material information, factors and reasons considered by the Board of Directors in reaching its conclusions and recommendations with respect to the Revised Offer, the Merger Agreement and the Merger. The members of the Board of Directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and after taking into account the views of the Company’s management and legal and financial advisors. In light of the number and variety of factors and amount of information that the Board of Directors considered, and the varied reasons that supported their opinions and conclusions, the members of the Board of Directors did not find it practicable to assign relative weights to the foregoing factors or reasons. However, the recommendations of the Board of Directors were made after considering the totality of the information and factors involved. In addition, individual members of the Board of Directors may have given different weight to different factors and, in arriving at these recommendations, the directors of the Company were aware of the interests of certain officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements.”

(c)	Intent to Tender

To the best knowledge of the Company, each of the Company’s executive officers and directors currently intends to tender shares of PYR Energy common stock held of record or beneficially by such person for purchase pursuant to the Revised Offer, or in a subsequent offering period if Samson and Acquisition Corp. elect to provide one.

(d)	Opinion of PYR Energy’s Financial Advisor

In connection with its determination to approve the tender offer by Samson, the Board of Directors engaged CK Cooper to provide it with a “fairness opinion” as to whether the tender offer consideration to be paid by Acquisition Corp. is fair, from a financial point of view, to PYR Energy’s stockholders. CK Cooper, which was founded in 1981 and is headquartered in Irvine, California, is a nationally recognized investment banking firm whose senior officers and other employees are highly experienced in the evaluation of companies and other elements of finance and investment banking with expertise in the oil and gas exploration and production sector of the energy industry. The Board selected CK Cooper on the basis of CK Cooper’s expertise in the oil and gas industry, recommendations from other companies that had engaged CK Cooper for similar purposes, and its ability to do the research and provide the fairness opinion within the required time table.

On April 23, 2007 at a telephonic meeting of the Board of Directors, CK Cooper delivered its oral opinion that, as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below, the consideration to be paid by Acquisition Corp. in connection with the tender offer contemplated by the Merger Agreement is fair, from a financial point of view, to the PYR Energy stockholders. CK Cooper subsequently delivered its written opinion to the Board, dated April 23, 2007 to such effect.

While CK Cooper rendered its opinion and provided certain analyses to the Board of Directors, CK Cooper was not requested to and did not make any recommendation to the Board of Directors as to the specific form or amount of the consideration to be received by PYR Energy in the proposed tender offer, which was determined through negotiations between PYR Energy and Samson. CK Cooper’s written opinion, which was directed to the Board of Directors, addresses only the fairness, from a financial point of view, of the consideration set forth in the Merger Agreement, and does not address PYR Energy’s underlying business decision to proceed with or effect the merger or the structure of the merger, or the relative merits of the merger compared to any alternative business strategy or transaction in which PYR Energy might engage and does not constitute a recommendation to any PYR Energy stockholder whether to tender or not tender their shares.

In connection with its review of the acquisition, and in arriving at its opinion described below, CK Cooper reviewed business and financial information relating to PYR Energy, including, among other things:

•	certain financial and stock market information for selected publicly traded companies that it deemed to be relevant;

•	the financial terms, to the extent publicly available, of selected precedent transactions involving companies in PYR Energy’s industry that it deemed to be relevant;

•	performed such other studies and analyses, and conducted such discussions, as it considered appropriate;

•	the draft Merger Agreement dated April 20, 2007;

•	Tender Offer Statement SC TO-T (original dated March 28, 2007 and subsequent amendments on April 5, 2007 and April 11, 2007);

•	certain business and financial information relating to PYR Energy that it deemed relevant;

•	audited financial statements for PYR Energy for the fiscal year ended August 31, 2005 and 2006;

•	such other information and analyses it deemed appropriate;

In addition, CK Cooper:

•	reviewed and analyzed certain publicly available financial information for companies whose operations it considered relevant in evaluating PYR Energy;

•	compared the financial terms of the Offer with the financial terms of certain other transactions that it deemed relevant;

•	reviewed certain publicly available financial information for companies whose operations it considered relevant in evaluating PYR Energy; and

•	compared the financial terms of the acquisition with the financial terms of certain other transactions that it deemed relevant.

In addition, CK Cooper held several conversations with senior management and the Board of Directors of PYR Energy, including, in particular, regarding the course of discussions of the Acquisition. Conversations also discussed recent developments in the business operations of PYR Energy, including a review of reserve estimates prepared by the management, comparable transactions and other related matters.

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, CK Cooper did not attribute any particular weight to any analysis or factor considered by it, or makes any conclusion as to how the results of any given analyses, taken alone, supported its opinion. Accordingly, CK Cooper believes that the analysis must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying CK Cooper’s opinion. In addition, in certain analyses, CK Cooper compared the total consideration being paid by Acquisition Corp. and the value of PYR Energy to certain companies and other transactions that CK Cooper deemed comparable. No public companies and/or transaction utilized by CK Cooper, as a comparison is identical to PYR Energy or to the transaction with Samson. An analysis of the results of such comparison is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and transactions and other factors that could effect the public trading value of the comparable companies or enterprise value of the comparable transactions to which PYR Energy and the transaction with Samson were being compared.

In performing its analysis, CK Cooper made certain assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CK Cooper and PYR Energy. Any estimates contained in the analyses performed by CK Cooper are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. The CK Cooper opinion and CK Cooper’s presentation to the Board of Directors were among several factors taken into consideration by the Board of Directors in making its determination to approve the transaction. Consequently, CK Cooper analyses described herein should not be viewed as determinative of the decision of the Board of Directors or PYR Energy’s executive management to engage this transaction.

We determined that to gain a full understanding of this transaction, and its fairness from a financial point of view, that among other analyses, the following material analyses should be performed by CK Cooper in preparing its opinion.

Comparable Company Analysis

CK Cooper compared implied values of PYR Energy to a group of companies, which in CK Cooper’s judgment were comparable for purposes of this analysis. CK Cooper analyzed these comparable companies to PYR Energy by using publicly available information to compare the enterprise value of PYR Energy expressed as estimated multiples to these comparable companies. In this case, CK Cooper utilized actual results for revenues, EBITDA and net income for the 2005 and 2006 fiscal years and estimates when actual results were unavailable. In addition, CK Cooper utilized Present Value of Reserves, discounted by 10% (as standard SEC Measures referred to as PV-10) as most recently publicly reported for each issue. These multiples compared to 2005 and 2006 revenues, EBITDA, net income, and PV-10 were then applied to PYR Energy for purposes of this analysis. Enterprise value is defined as market value of equity plus book value of debt and liquidation value of preferred stock, less excess cash and cash equivalents. EBITDA is defined as earnings before interest expense, taxes and depreciation, depletion and amortization.

CK Cooper considered a number of factors in selecting companies for comparison including size, financial condition and geographic scope of operations. The group of comparable companies used in this comparison included:

•	Abraxas Petroleum

•	Teton Energy

•	Whittier Energy

•	PRB Energy

•	Storm Cat Energy

•	American Oil & Gas

•	Infinity Energy Resources

The values associated with the entities above were taken into consideration and compared to PYR Energy under similar valuation scenarios. CK Cooper calculated the total enterprise value as a multiple of the following categories for each of the following companies for the years 2005 and 2006. The following tables provide a brief overview of the establishment of both the median and mean values utilized herein, as of April 20, 2007.

		Total Enterprise Value as a Multiple of
PYR Energy		Revenue		EBITDA		Net Income		PV-10
Issue	Enterprise Value	2005	2006	2005	2006	2005	2006	Current

Abraxas Petroleum	$258,424,146	5.3	5.0	8.3	7.6	13.5	207.4	1.6
Teton Energy	66,675,111	94.3	18.9	(17.3)	(14.4)	(16.3)	(11.6)	7.7
Whittier Energy	181,644,000	6.7	3.9	12.4	3.9	34.3	16.1	2.1
PRB Energy	51,132,862	16.2	10.6	(45.9)	(11.4)	(10.6)	(5.9)	9.3
Storm Cat Energy	100,425,811	23.8	10.6	(21.4)	(35.5)	(12.0)	(14.6)	3.1
American Oil & Gas	171,965,996	36.7	45.4	71.3	(335.2)	166.2	142.0	36.6
Infinity Energy Resources	68,309,942	7.4	5.6	38.7	20.8	(5.0)	(5.4)	3.2
High	181,644,000	94.3	45.4	71.3	20.8	166.2	207.4	36.6
Low	51,132,862	5.3	3.9	(45.9)	(335.2)	(16.3)	(14.6)	1.6
Mean*	106,692,287	18.2	10.1	11.9	2.3	9.6	31.6	5.1
Median	84,367,876	16.2	10.6	8.3	(11.4)	(5.0)	(5.4)	3.2

*	High and low values excluded from calculation of mean multiples, negative values replaced by zero.

PYR Energy	$51,703,237	8.5	5.0	29.6	10.3	4,308.6	22.8	1.8

Based upon this analysis, the following composed the range of multiples realized when comparing the total enterprise value of these comparable companies versus revenues, EBITDA, and net income for the periods ended December 31, 2005 and 2006. Furthermore, the following includes the range of multiples realized when comparing total enterprise value versus the most recently reported PV-10 values.

	Comparison Group Multiples
	Revenue		EBITDA		Net Income		PV-10
PYR Energy	2005	2006	2005	2006	2005	2006	Current

High	94.3	45.4	71.3	20.8	166.2	207.4	36.6
Low	5.3	3.9	(45.9)	(335.2)	(16.3)	(14.6)	1.6
Mean*	18.2	10.1	11.9	2.3	9.6	31.6	5.1
Median	16.2	10.6	8.3	(11.4)	(5.0)	(5.4)	3.2

*	High and low values excluded from calculation of mean multiples, negative values were replaced by zero.

Finally, CK Cooper applied these ranges of valuation multiples against estimated revenues, EBITDA, net income and PV-10 value for PYR Energy based upon estimates presented by management. Based upon these estimates CK Cooper was able to determine a range of inferred values for PYR Energy based upon valuation multiples from a comparable group of companies.

	Inferred Values
	Revenue		EBITDA		Net Income		PV-10
PYR Energy	2005	2006	2005	2006	2005	2006	Current
	(In millions)

High	$575.1	$468.6	$124.4	$104.0	$2.0	$470.8	$1,051.1
Low	32.4	40.7	(80.2)	(1,675.5)	(0.2)	(33.2)	46.1
Mean*	110.9	104.5	20.7	11.5	0.1	71.8	145.6
Median	98.9	109.1	14.5	(56.8)	(0.1)	(12.2)	91.7

*	High and low values excluded from calculation of mean multiples, negative values replaced by zero.

When considering the range of inferred values for PYR Energy, CK Cooper, based upon its industry, experienced significantly discounted the inferred value based upon earnings. CK Cooper recognized that as a result of non-cash accounting issues, including charges for hedging, compensation, impairment and ceiling test write-downs, that net income can be materially altered. As a result, it is common within the industry to gauge value based upon other measures of performance including reserve values (PV-10) EBITDA, and free cash flow.

Based upon this Comparable Company analysis, CK Cooper determined that based upon the valuation multiples recognized by these comparable companies, utilizing in its opinion, those measures of value most common within the industry, the inferred value for PYR Energy would range from a low of $0.1 million to a high of $145.6 million. However, in CK Cooper’s experience, EBITDA proves to be a more consistent calculation for comparison purposes. The mean value of 2005 and 2006 equates to $16.1 million suggesting that the transaction enterprise offer of $51.7 million by Samson is favorable to the shareholders of PYR Energy.

Comparable Transaction Analysis

CK Cooper conducted a comparable transactions analysis by examining the terms of selected publicly disclosed business acquisitions related to the exploration and production industry from 2006 through 2007, having transaction enterprise values ranging from a low of $30 million to a high of $340 million, which CK Cooper considered reasonably comparable to the PYR Energy.

CK Cooper compared the purchase price being paid, versus the amount of proved reserves being purchased to determine an inferred price being paid per proved BOE. In reviewing these transactions, CK Cooper took into consideration factors including, total transaction value, geographic location and diversity of the proven assets and the relative mix of reserves broken down into proved developed and proved un-developed categories.

For the purpose of this study, CK Cooper compared the proposed transaction between PYR Energy and Samson with the following transactions;

•	The Exploration Company purchase of Output Exploration for $96 million

•	Sterling Energy purchase of Whittier Energy for $182 million

•	Isramco, Inc. purchase of Five States Energy Co. for $100 million

•	El Paso Corp. purchase of Laredo Energy for $255 million

•	Unit Corp. purchase of Brighton Energy, LLC for $67 million

•	Gasco Energy, Inc. pending purchase Brek Energy Corp. for $30 million

•	GeoResources, Inc. purchase of Chandler/Southern Bay for $78 million

•	Phoenix Exploration purchase of Cabot Oil & Gas Corp. for $340 million

•	Energy XXI Gulf Coast purchase of Castex Energy for $308 million

In the process of evaluating comparable transactions and arriving at applicable transaction multiples, CK Cooper compiled a list of 215 relevant transactions. Of these 215 transactions, 69 were picked for their relevance to PYR Energy based upon company specific criteria. These 69 transactions were narrowed to the final above nine transactions which, in the opinion of CK Cooper, were analogous with PYR Energy and appropriate for comparable analysis.

In reviewing these transactions, we established the following valuations in relation to the inferred price paid per proved BOE.

COMPARABLE TRANSACTION ANALYSIS
Range Paid per Proved BOE

High	Low	Mean	Median

$21.84	$11.61	$17.13	$18.21

Accordingly, the implied value of PYR Energy based upon this range of inferred price per proved BOE would be as follows;

COMPARABLE TRANSACTION ANALYSIS
Inferred Value For
PYR Energy

High	Low	Mean	Median

$34,609,107	$18,397,972	$27,150,626	$28,863,559

Thus after reviewing these comparable transactions, CK Cooper was able to determine the inferred price paid in each instance per proved BOE. By taking this range of transactions, CK Cooper was able to determine that the high range of value was $21.84 per proved BOE while the low range of value was $11.61 per proved BOE. Furthermore, the analysis provided for a mean value per proved BOE of $17.13 and a median value per proved BOE of $18.21.

Finally, by taking this range of value and applying it against the proved reserves of PYR Energy according to an independently prepared reserve report dated August 31, 2006, CK Cooper was able to determine that based upon comparable transactions the mean value of PYR Energy was $27.1 million while the median value for PYR Energy was $28.9 million.

These values are below the Transaction Enterprise Value of $51.7 million suggesting that the Transaction is fair from a financial point of view.

Premiums Paid Analysis

CK Cooper compiled corporate transactions closed or pending from 2002 to 2007 where the target was a US publicly traded E&P company. CK Cooper reviewed publicly available information including, but not limited to, SEC filings, databases, and industry reports. for these selected transactions to arrive at premiums paid for the target implied values of PYR Energy to a group of companies, which in CK Cooper’s judgment were relevant to the Company based upon size, geographic mix and/or general market perception. In each specific transaction, CK Cooper determined the premium being paid by the acquirer as a percentage compared to the closing trading price of the common stock of the seller, on the day prior to the announcement, 30 days and 60 days. This analysis was then applied against similar analysis performed for PYR Energy.

			Transaction	% Premium to Announcement
Date	Buyer	Seller	Value	1 Day	30 Day	60 Day

9/30/2002	Anadarko Petroleum	Howell Corporation	$255,000,000	53.1%	50.7%	54.2%
3/12/2003	EXCO Holdings	EXCO Resources	$338,700,000	21.0%	20.0%	7.0%
1/26/2005	Cimerex Energy	Magnum Hunter Resources	$2,211,000,000	26.0%	30.0%	39.0%
7/1/2005	Santos, Ltd.	Tipperary Oil & Gas	$466,000,000	18.6%	66.9%	108.1%
8/22/2005	CNPC Int:	PetroKazakhstan	$3,877,300,000	21.0%	46.0%	99.0%
4/21/2006	Petrohawk Energy	KCS Energy	$1,953,800,000	10.0%	46.0%	15.0%
8/28/2006	Woodside Petroleum	Energy Partners	$1,261,600,000	25.0%	24.0%	8.0%
9/11/2006	Crescent Point Energy	Mission Oil & Gas	$627,100,000	7.0%	3.0%	27.0%
9/20/2006	Gasco Energy	Brek Energy	$29,700,000	61.4%	86.2%	27.4%
1/7/2007	Forest Oil Corp.	The Houston Exploration	$1,650,000,000	8.0%	(7.0)%	(4.0)%
1/19/2007	Sterling Energy	Whittier Energy	$181,600,000	26.0%	16.0%	39.8%
Mean				25.2%	34.7%	38.2%
Median				21.0%	30.0%	27.4%
Mean Premium Average						32.7%
PYR Closing Price*				$1.12	$1.06	$0.93
PYR Closing Price/Samson $1.30 Offer**				16%	23%	40%
Mean Closing Price/Samson $1.30 Offer** Average						26.2%

*	PYR Closing Stock Price (as of April 10, 2007 and previous)

**	Mean Premiums Used for Comparison

This analysis resulted in a 16% premium over the one day price, a 23% premium over the 30 day price and a 40% premium over the 60 day price.

Due to the fact that Samson had previously made an unsolicited offer to purchase 100% of the outstanding shares of PYR Energy at $1.23 on January 29, 2007 of which previous to the announced PYR Energy’s closing price was $0.94 and a subsequent tender offer for $1.21 announced on March 20, 2007; the market had already realized a portion of the premium. A Premiums Paid Analysis was conducted factoring the previous closing price of PYR Energy before the $1.23 offer by Samson on January 29, 2007 was announced.

			Transaction	% Premium to Announcement
Date	Buyer	Seller	Value	1 Day	30 Day	60 Day

9/30/2002	Anadarko Petroleum	Howell Corporation	$255,000,000	53.1%	50.7%	54.2%
3/12/2003	EXCO Holdings	EXCO Resources	$338,700,000	21.0%	20.0%	7.0%
1/26/2005	Cimerex Energy	Magnum Hunter Resources	$2,211,000,000	26.0%	30.0%	39.0%
7/1/2005	Santos, Ltd.	Tipperary Oil & Gas	$466,000,000	18.6%	66.9%	108.1%
8/22/2005	CNPC Int:	Petro Kazakhstan	$3,877,300,000	21.0%	46.0%	99.0%
4/21/2006	Petrohawk Energy	KCS Energy	$1,953,800,000	10.0%	46.0%	15.0%
8/28/2006	Woodside Petroleum	Energy Partners	$1,261,600,000	25.0%	24.0%	8.0%
9/11/2006	Crescent Point Energy	Mission Oil & Gas	$627,100,000	7.0%	3.0%	27.0%
9/20/2006	Gasco Energy	Brek Energy	$29,700,000	61.4%	86.2%	27.4%
1/7/2007	Forest Oil Corp.	The Houston Exploration	$1,650,000,000	8.0%	(7.0)%	(4.0)%
1/19/2007	Sterling Energy	Whittier Energy	$181,600,000	26.0%	16.0%	39.8%
Mean				25.2%	34.7%	38.2%
Median				21.0%	30.0%	27.4%
Mean Premium Average						32.7%
PYR Closing Price*				$0.94	$0.98	$1.03
PYR Closing Price/Samson $1.30 Offer**				38%	33%	26%
Mean Closing Price/Samson $1.30 Offer** Average						32.4%

*	PYR Closing Stock Price (as of January 26, 2007 and previous)

**	Mean Premiums Used for Comparison

This analysis resulted in a 38% premium over the one day price, a 33% premium over the 30 day price and a 26% premium over the 60 day price. These premiums compared favorably to the mean 25.2% premium to the one day price, 34.7% premium to the 30 day price and a 38.2% mean premium to the 60 day price.

Based upon this analysis, the offer of $1.30 per share by Samson is inline with market premiums paid and is fair from a financial point of view.

Discounted Cash Flow Analysis

A discounted cash flow (“DCF”) analysis estimates value based upon a company’s projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations.

Utilizing the independent engineering report year end reserve report dated August 31, 2006, CK Cooper determined the net present value of the unlevered free cash flows for the years ended 2006-2020 to determine the terminal value for PYR Energy.

To arrive at a present value of PYR Energy, CK Cooper used discount rates of 10.0%, 12% and 15.0%. This was based on estimated capital requirements as outlined in the engineering report equal to $4.2 million.

CK Cooper determined that this DCF analysis should be conducted in four distinct pricing scenarios, thereby providing a price sensitivity analysis. These scenarios maintain all variables constant with the exception of commodity price assumptions.

The first case utilized the current futures prices as reported by the New York Mercantile Exchange (“NYMEX”) as of April 20, 2007. This resulted in the following prices for oil and natural gas;

	NYMEX Pricing
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020

Oil	$60.86	$69.04	$70.06	$69.24	$68.09	$67.37	$66.97	$66.97	$66.97	$66.97	$66.97	$66.97	$66.97	$66.97	$66.97
Plant Products	$39.56	$44.88	$45.54	$45.01	$44.26	$43.79	$43.53	$43.53	$43.53	$43.53	$43.53	$43.53	$43.53	$43.53	$43.53
Gas	$6.30	$9.47	$9.33	$8.93	$8.59	$8.30	$8.07	$8.07	$8.07	$8.07	$8.07	$8.07	$8.07	$8.07	$8.07

The plant products price used was equated by a factor of 65% to the price of oil as advised by the independent engineer.

This resulted in a DCF valuation for PYR Energy of $48.9 million using a 5% discount rate; $42.4 million using a 10% discount rate; $40.3 million using a 12% discount rate; and $30.0 million using a 15% discount rate.

The second case utilized the current CK Cooper’s commodity price decks of $55.00 per Bbl of oil, $7.00 per Mcf of natural gas. The Plant Products price used was equated by a factor of 65% to the price of oil as advised by Ryder Scott;

	C. K. Cooper & Company Price Deck
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020

Oil	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00
Plant Products	$35.75	$35.75	$35.75	$35.75	$35.75	$35.75	$35.75	$35.75	$35.75	$35.75	$35.75	$35.75	$35.75	$35.75	$35.75
Gas	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00	$7.00

This resulted in a DCF valuation for PYR Energy of $36.4 million using a 5% discount rate; $31.6 million using a 10% discount rate; $30.0 million using a 12% discount rate; and $22.4 million using a 15% discount rate.

The third case utilized the NYMEX future prices as of February 14, 2007 and was calculated by Ryder Scott to included the specific price differentials expected to realize;

	NYMEX with Independent Reserve Engineer Differentials
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020

Oil	$57.70	$62.18	$63.20	$63.06	$62.64	$62.35	$62.15	$62.12	$62.10	$62.09	$62.06	$62.27	$63.00	$63.00	$62.53
Plant Products	$37.73	$42.12	$42.73	$42.47	$42.11	$41.78	$41.60	$41.30	$41.34	$40.80	$40.48	$40.26	$37.91	$37.75	$37.69
Gas	$7.09	$8.92	$8.48	$7.94	$7.75	$6.88	$6.41	$6.32	$6.30	$6.26	$6.26	$6.27	$6.23	$6.23	$6.22

This pricing scenario resulted in a DCF valuation for PYR Energy of $43.2 million using a 5% discount rate; $37.7 million using a 10% discount rate; $36.0 million using a 12% discount rate; and $27.1 million using a 15% discount rate.

The fourth case utilized the CK Cooper’s commodity price decks of $55.00 per Bbl of oil, $6.00 per Mcf of natural gas but calculated by Ryder Scott to include price differentials expected to realize as of February 14, 2007;

	C. K. Cooper & Company Price Deck with Reverse Engineer Differentials
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020

Oil	$53.64	$53.55	$53.54	$53.63	$53.61	$53.66	$53.62	$53.59	$53.62	$53.91	$54.02	$54.53	$54.40	$54.32	$54.23
Plant Products	$35.03	$36.37	$36.29	$36.19	$36.09	$36.00	$35.81	$35.61	$35.66	$34.77	$34.23	$32.09	$32.33	$32.35	$32.37
Gas	$5.73	$5.81	$5.65	$5.52	$5.33	$4.95	$4.56	$4.48	$4.45	$4.42	$4.42	$4.38	$4.39	$4.39	$4.38

This resulted in a DCF valuation for PRY of $29.1 million using a 5% discount rate; $25 million using a 10% discount rate; $24.3 million using a 12% discount rate; and $18.4 million using a 15% discount rate.

By conducting these four distinct Discounted Cash Flow analyses, the following summary was derived:

DISCOUNTED CASH FLOW

ANALYSIS

PYR Energy

	Discount Rate
Present Value	5.0%	10.0%	12.0%	15.0%
	(In millions)

Independent Reserve Report*	$38,372,416	$31,904,957	$29,996,422	$7,592,992
Discounted Cash Flow NYMEX	$48,946,734	$42,420,765	$40,314,025	$29,994,442
Discounted Cash Flow CKCC Price Deck	$36,414,962	$31,567,688	$30,006,611	$22,397,142
Discounted Cash Flow NYMEX with Independent Engineer Differentials*	$43,213,235	$37,734,120	$35,954,377	$27,139,863
Discounted Cash Flow CKCC Price Deck with Independent Engineer Differentials*	$29,087,521	$25,444,436	$24,260,792	$18,398,659
Mean	$38,372,416	$31,904,957	$30,006,611	$27,139,863
Median	$39,206,974	$30,602,135	$32,106,445	$25,104,620

*	Calculated by Independent Reserve Engineer February 14, 2007

Based upon this analysis, CK Cooper determined that the range of value for PYR Energy based upon Discounted Cash Flow analysis using a 10% discounted cash flow ranged from $25.4 million to $42.4 million

For purposes of its opinion, CK Cooper relied upon and assumed the accuracy and completeness of the financial statements and other information provided by PYR Energy or otherwise made available to CK Cooper and did not assume responsibility to independently verify such information. CK Cooper further relied upon the assurances of PYR Energy’s management that the information provided has been prepared on a reasonable basis in accordance with industry practice, and, with respect to financial planning data, reflects the best currently available estimates and judgment of PYR Energy’s management, and management was not aware of any information or facts that would make the information provided to CK Cooper incomplete or misleading. CK Cooper expressed no opinion regarding such financial planning data or the assumptions on which it is based.

For the purposes of its opinion, CK Cooper assumed that PYR Energy was not party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, other than the transaction. CK Cooper also assumed the transaction will be consummated pursuant to the terms of the merger agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder. In arriving at its opinion, CK Cooper assumed that all the necessary regulatory approvals and consents required for the transaction will be obtained in a manner that will not adversely affect PYR Energy or alter the terms of the transaction.

In arriving at its opinion, CK Cooper did not perform any appraisals or valuations of any specific assets or liabilities of PYR Energy, and was not furnished with any such appraisals or valuations. CK Cooper expressed no opinion regarding the liquidation value of PYR Energy or any other entity. Without limiting the generality of the foregoing, CK Cooper undertook no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which PYR Energy, or any of its affiliates was a party or may be subject and, at PYR Energy’s direction and with its consent, CK Cooper’s opinion makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters.

CK Cooper’s opinion is necessarily based upon the information available to CK Cooper and facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion.

CK Cooper was retained to render its opinion on the basis of its experience with mergers and acquisitions in the energy industry in general, and on the basis of its experience with companies in the exploration and production sector of the energy industry. CK Cooper is a nationally recognized investment banking firm regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, CK Cooper and its affiliates may actively trade in the equity securities of PYR Energy for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Pursuant to the terms of the engagement of CK Cooper, PYR Energy has agreed to pay CK Cooper a fee of $125,000 upon the delivery of its opinion. No portion of the fee is based upon whether CK Cooper delivered a favorable opinion with respect to the proposed transaction. PYR Energy also agreed to reimburse CK Cooper to indemnify CK Cooper and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of their engagement. In addition, CKCC will receive a fee for serving as financial advisor at the closing of this transaction in an amount equal to 1% of the transaction enterprise value. Of this amount, $50,000 was paid upon engagement.

Item 7.	Purposes of the Transaction and Plans or Proposals

The information disclosed above under Items 2, 3 and 4 is hereby incorporated by reference into this Item 7.

Item 8.	Additional Information

Item 8 is hereby amended and supplemented by the addition of the following information:

Information Statement

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Samson, pursuant to the Merger Agreement, of certain persons to be appointed to the PYR Energy Board of Directors other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted to Samson an option (the “Top-Up Option”), exercisable subject to and upon the terms and conditions set forth in the Merger Agreement, to purchase directly from the Company, at a price per share equal to $1.30, or any higher price paid in the Revised Offer (the “Offer Price”), that number of shares of Common Stock (the “Top-Up Option Company Shares”) equal to the lesser of: (x) the lowest number of shares of PYR Energy common stock that, when added to the number of shares of PYR Energy common stock owned by Samson, Acquisition Corp. and their respective subsidiaries and affiliates at the time of such exercise, constitutes one share more than 90% of the PYR Energy common stock then outstanding (after giving effect to the issuance of the Top-Up Option Company Shares) and (y) an aggregate number of shares of PYR Energy common stock that is equal to 19.9% of the PYR Energy common stock issued and outstanding as of the date of the Merger Agreement.

Vote Required to Approve the Merger

The PYR Energy Board of Directors has approved the Offer, the Top-Up Option, the Merger and the Merger Agreement in accordance with the Maryland General Corporation Law (“MGCL”). Under Section 3-106 of the MGCL, if Acquisition Corp. acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding shares of PYR Energy common stock, Acquisition Corp. will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If Acquisition Corp. acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of PYR Energy common stock, the affirmative vote of the holders of two-thirds of the outstanding shares of PYR Energy common stock will be required under the MGCL to effect the Merger.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Revised Offer. If the Merger is completed as a Short-Form Merger under Section 3-106 of the MGCL, appraisal rights will not available, at the time the notice is given under Section 3-106(d) of the MGCL, the shares of PYR Energy common stock are listed on a national securities exchange. Appraisal rights will be available, if a Short-Form Merger is not available, only if the PYR Energy common stock is not listed on the American Stock Exchange on the record date for determining stockholders entitled to vote on the Merger or another exemption from appraisal rights under the MGCL is not available. In such case, stockholders who have not tendered their shares in the Revised Offer will have the right under the MGCL to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their shares of PYR Energy common stock. Stockholders who perfect such rights by complying strictly with the procedures set forth in Section 3-203 of the MGCL may petition a court of equity in the county where the principal offices of the resident agent of the Surviving Corporation are located to determine the “fair value” of their shares of PYR Energy common stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and will be entitled to receive a cash payment equal to the fair value as so determined by the court. Stockholders should recognize that the value so determined could be higher or lower than the Offer Price. Any holder of shares of PYR Energy common stock who demands appraisal under Section 3-203 of the MGCL but fails to comply with such section will be bound by the terms of the Merger.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL PYR ENERGY COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Item 9.	Exhibits

Exhibit No.	Document

(a)(1)	Press release issued by PYR Energy on April 11, 2007(1)
(a)(2)	Joint Press Release, dated April 23, 2007, announcing the entry into a definitive merger agreement (incorporated by reference to Exhibit 99.1 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)
(a)(3)	Letter from PYR Energy Corporation to stockholders dated May 2, 2007
(a)(4)	Opinion of C.K. Cooper & Company dated April 23, 2007
(e)(1)	Excerpts from PYR Energy’s Proxy Statement on Schedule 14A filed May 16, 2006 relating to the PYR Energy 2006 Annual Meeting of Shareholders(1)
(e)(2)	Rights Agreement, dated January 31, 2007 between PYR Energy Corporation and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 1 to PYR Energy’s Registration Statement on Form 8-A filed on February 2, 2007
(e)(3)	Agreement and Plan of Merger, dated April 23, 2007, by and among PYR Energy Corporation, Samson Investment Company and Samson Acquisition Corp. (incorporated by reference to Exhibit 10.1 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)
(e)(4)	Amendment to Rights Agreement, dated April 23, 2007 between PYR Energy Corporation and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 4.1 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)
(e)(5)	Note Redemption Agreement, dated April 23, 2007, by and among PYR Energy Corporation, Samson Investment Company and the holders of the convertible notes named therein (incorporated by reference to Exhibit 10.2 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)
(e)(6)	Form of Change of Control Severance Agreement, dated April 20, 2007 (incorporated by reference to Exhibit 10.3 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)
(e)(7)	Form of Amendment No. 1 to Change of Control Severance Agreement, dated April 23, 2007 (incorporated by reference to Exhibit 10.4 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)
(e)(8)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder

(1)	Previously filed as an exhibit to PYR Energy’s Schedule 14D-9 filed with the SEC on April 11, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PYR ENERGY CORPORATION

/s/ Kenneth R. Berry Jr.
Kenneth R. Berry Jr.
Chief Executive Officer

Date: April 30, 2007

Annex A	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex B	Opinion of C.K. Cooper & Company to the Board of Directors of PYR Energy Corporation, dated April 23, 2007

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Press release issued by PYR Energy on April 11, 2007(1)
(a)(2)	Joint Press Release, dated April 23, 2007, announcing the entry into a definitive merger agreement (incorporated by reference to Exhibit 99.1 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)
(a)(3)	Letter from PYR Energy Corporation to stockholders dated May 2, 2007
(a)(4)	Opinion of C.K. Cooper & Company dated April 23, 2007
(e)(1)	Excerpts from PYR Energy’s Proxy Statement on Schedule 14A filed May 16, 2006 relating to the PYR Energy 2006 Annual Meeting of Shareholders(1)
(e)(2)	Rights Agreement, dated January 31, 2007 between PYR Energy Corporation and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 1 to PYR Energy’s Registration Statement on Form 8-A filed on February 2, 2007
(e)(3)	Agreement and Plan of Merger, dated April 23, 2007, by and among PYR Energy Corporation, Samson Investment Company and Samson Acquisition Corp. (incorporated by reference to Exhibit 10.1 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)
(e)(4)	Amendment to Rights Agreement, dated April 23, 2007 between PYR Energy Corporation and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 4.1 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)
(e)(5)	Note Redemption Agreement, dated April 23, 2007, by and among PYR Energy Corporation, Samson Investment Company and the holders of the convertible notes named therein (incorporated by reference to Exhibit 10.2 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)
(e)(6)	Form of Change of Control Severance Agreement, dated April 20, 2007 (incorporated by reference to Exhibit 10.3 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)
(e)(7)	Form of Amendment No. 1 to Change of Control Severance Agreement, dated April 23, 2007 (incorporated by reference to Exhibit 10.4 to PYR Energy’s Current Report on Form 8-K filed on April 24, 2007)
(e)(8)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder

(1)	Previously filed as an exhibit to PYR Energy’s Schedule 14D-9 filed with the SEC on April 11, 2007